Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SkillSoniq, Inc.
20 River Court, Suite 2004
Jersey City, NJ 07310
https://skillsoniq.com/

Up to $534,999.98 in Common Stock at $0.82
Minimum Target Amount: $9,999.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SkillSoniq, Inc.
Address: 20 River Court, Suite 2004, Jersey City, NJ 07310
State of Incorporation: DE
Date Incorporated: October 28, 2016

Terms:

Equity

Offering Minimum: $9,999.90 | 12,195 shares of Common Stock
Offering Maximum: $534,999.98 | 652,439 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.82
Minimum Investment Amount (per investor): $149.24

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>**Company Perks***</u>

Time-Based

Friends and Family Early Birds

Invest within the first two weeks and receive additional 30% bonus shares.

Super Early Bird Bonus

Invest within the first four weeks and receive additional 25% bonus shares.

Early Bird Bonus

Invest within the first six weeks and receive an additional 15% bonus shares.

Amount-Based

$500 | 1st Tier

5% Bonus Shares + $50 invoice credit if you sign up as a corporate customer of SkillSoniq.

$1,000 | 2nd Tier

10% Bonus Shares + $100 invoice credit if you sign up as a corporate customer of SkillSoniq + “SkillSoniq Investor” Hat.

$2,500 | 3rd Tier

15% Bonus Shares + $200 invoice credit if you sign up as a corporate customer of SkillSoniq + “SkillSoniq Investor” Hat.

$5,000 | 4th Tier

20% Bonus Shares + $300 invoice credit if you sign up as a corporate customer of SkillSoniq + “SkillSoniq Investor” Hat + “SkillSoniq Investor” Hoodie.

$10,000 | 5th Tier

25% Bonus Shares + $400 invoice credit if you sign up as a corporate customer of SkillSoniq + “SkillSoniq Investor” Hat + “SkillSoniq Investor” Hoodie + Exclusive 30 min Zoom call with Founder.

$20,000 | 6th Tier

30% Bonus Shares + $500 invoice credit if you sign up as a corporate customer of SkillSoniq + “SkillSoniq Investor” Hat + “SkillSoniq Investor” Hoodie + Exclusive 30 min Zoom call with Founder + Early Access to Key Product Features.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

SkillSoniq, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.82 / share, you will receive and own 110 shares for $82. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

<u>Business Model</u>

SkillSoniq is the world's first AI-Powered recruiting Web App that helps companies hire skilled, local "contract to hire" freelancers quickly. On SkillSoniq.com, companies post jobs, receive top 50 matches through proprietary algorithms, and can hire freelancers within a few days. They are then able to view timesheets of freelancers, give feedback and change project details, all from the SkillSoniq app. Clients who hire freelancers are invoiced every week based on hours submitted by their freelancers the previous week. From the weekly payments received by freelancers, SkillSoniq keeps a 10% commission. While working with freelancers, companies get the option to end the project, extend the project or convert freelancers to their payroll for a maximum

buyout fee of 10% of the first year's gross salary. The buyout fee is pro-rated for the length of time already worked with the freelancer.

SkillSoniq is extremely easy to use for job-seekers. Job-seekers upload their resume and submit their profile on SkillSoniq in under 10 minutes. Once they are approved on the app, they sit back while SkillSoniq uses proprietary algorithms to apply for the most relevant jobs on their behalf. Job-seekers then receive interview offers, and get placed on projects on a freelance basis. While on a project, freelancers complete weekly timesheets and get paid according to the hours worked every week. They also have the option of getting "bought out" or converted to their client's payroll based on performance.

Corporate History

On 15th November 2016, MegaSoniq, Inc., a New Jersey C Corporation, merged with SkillSoniq, Inc., a corporation organized and existing under the laws of the state of Delaware. The merger to change our legal entity's name from MegaSoniq to SkillSoniq to better reflect our brand, and to change our state of incorporation from New Jersey to Delaware. Note, MegaSoniq was in the Education and Food business, which is different from SkillSoniq's current business.

Competitors and Industry

We operate in the staffing and recruiting industry, which broadly has 3 types of companies:

1. **Traditional Job Portals (Monster, Dice, Indeed)** - These job portals are focussed on monetizing the huge database of resumes they have built over time, as a result of which companies take 60+ days to hire someone on these portals.

2. **Staffing Agencies (Robert Half, Kelly Services, Adecco)** - These companies are run by human recruiters and hence they charge clients upto 25% commission for each placement.

3. **Freelance websites (Upwork, Fiverr, Freelancer.com)** - Freelance websites connect companies with outsourced freelancers, who are often low quality and low cost. Companies often use these websites for completing quick gigs, but cannot build a team of people for the long haul by using these websites.

SkillSoniq is quick, easy and affordable for companies to build a team of people - Something that Job Portals, Staffing Agencies and Freelance websites are not.

Current Stage and Roadmap

Current Development

SkillSoniq launched its web-based app for companies in New York in Q4 2018, and is currently able to serve customers in 5 major cities across the US and Canada in New York, San Francisco, Los Angeles, Boston, and Toronto. We believe we have enough

proof of concept from customers who have used our app in the last 2 years. We currently have a basic app for both companies and job-seekers and have setup proprietary algorithms that are getting better with time.

Note, freelancers and companies outside of these 5 cities are currently not approved in our marketplace, unless a freelancer is from another city and is willing to relocate to one of the cities we allow.

Today, companies use SkillSoniq to post unlimited jobs, and hire and manage talent on the web-based app. Once a job is posted, companies receive a curated list of 50 matches from whom they can hire talent on a part-time or full-time freelance basis. After trying out candidates for however long, companies have the ability to convert the perfect candidate to their payroll right from the app. While working with a candidate on trial, companies can monitor their timesheets, review work done, give feedback and change project length, all from the app. Once the freelancer is converted to the company's payroll, the company works with the employee outside of SkillSoniq.

Job-seekers currently have the ability to upload resumes and submit their profile in under 10 minutes on SkillSoniq. Their applications go through a review process and are either approved or declined. Once approved, SkillSoniq applies for relevant jobs on behalf of the job-seeker and sends them interview and project offers. Job-seekers are paid every week for hours worked by them for their clients and have the option to be converted to their client's payroll at any time during a project.

Roadmap

In the near future, we will be launching many more exciting features on our web-based app, that has been requested by existing clients and that we believe will make the customer experience on our web-based app more seamless. Among key features we are working on are a calendar integration feature to speed up the interview process, a payments API to route all payments directly through the web-based app, and the ability for companies to view a more multimedia intensive profile of job-seekers, including pictures and videos. We have a utility patent pending on our matching algorithm and plan to file more utility patents pertaining to our technology in the near future. One such patent relates to the automated screening of job-seeker applications.

On the marketing front, in the next 2 years, we plan to invest more heavily in SEO friendly target keywords and Google / Social Media Ads to acquire more clients, outside of our existing sales channels. We have started rolling out content with target keywords in Q4 2020, and plan to expand our list of target keywords, and continue to improve the Domain Authority of our website in the near future. Over time, we believe this will help us get clients and job-seekers more organically and at a lower cost of acquisition.

On the sales front, we plan to double down on the "Omni-channel" outreach process that has been working for us thus far. We plan to increase the number of qualified leads at the top of the sales funnel and invest in hiring more sales reps to reach out to

potential clients and close deals. We also plan to hire technical and non-technical recruiters to help us maintain a healthy pipeline of supply by engaging in active and passive sourcing of candidates.

In summary, we believe we are at an inflection point with immense learning, a healthy backlog of product features, an established agile process to ship out new product features, and a sales playbook that is working for us. In the near future, we plan to scale the volume of our sales leads, invest to rapidly launch more product features, and begin to form a world-class company.

The Team

Officers and Directors

Name: Abhinav Verma

Abhinav Verma's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Partnerships Lead and President
  Dates of Service: July 15, 2020 - Present
  Responsibilities: Abby currently helps develop partnerships at SkillSoniq. Abhinav does not get paid a salary by SkillSoniq and currently owns 12M common shares in SkillSoniq.

- **Position:** Founder & Director on the Board
  Dates of Service: October 28, 2016 - Present
  Responsibilities: Abhinav currently helps to develop partnerships at SkillSoniq. Abhinav does not get a salary from SkillSoniq and currently owns 12M common shares in SkillSoniq.

Other business experience in the past three years:

- **Employer:** EXL Services
  Title: Senior Consultant
  Dates of Service: November 14, 2014 - January 08, 2020
  Responsibilities: Consult Financial Services Clients on executing process and cost transformation projects.

Name: Chaitanya Agrawal

Chaitanya Agrawal's current primary role is with American Structurepoint. Chaitanya Agrawal currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Independent Director
  Dates of Service: June 01, 2020 - Present
  Responsibilities: Oversee management of the company and representative of shareholders. No equity has been issued by SkillSoniq to Chaitanya and no salary will be paid to Chaitanya by SkillSoniq.

Other business experience in the past three years:

- **Employer:** American Structurepoint
  Title: Staff Engineer
  Dates of Service: August 12, 2019 - Present
  Responsibilities: Developed plans, schedules and phases of assigned project work. Conducted field investigations, laboratory testing, and evaluation of respective data. Made design recommendations, adaptations and modifications

Other business experience in the past three years:

- **Employer:** Resource International, Inc.
  Title: Staff Engineer
  Dates of Service: May 01, 2018 - July 31, 2019
  Responsibilities: Prepared cost estimates, analyzed data, performed engineering calculations and other project related documents for the client. Developed plans, schedules and phases of assigned project work. Conducted field investigations, laboratory testing, and evaluation of respective data. Made design recommendations, adaptations and modifications. Prepared work scope, proposals reports and planned investigations for approval by senior level professionals. Coordinated with clients and project team in developing scope of services and communicating project progress

Name: Parul Chaudhary

Parul Chaudhary's current primary role is with BR Cold Storage. Parul Chaudhary currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Independent Director
  Dates of Service: June 01, 2020 - Present
  Responsibilities: Oversee management of the company. Parul does not have any equity in SkillSoniq, and does not get paid a salary by SkillSoniq.

Other business experience in the past three years:

- **Employer:** BR Cold Storage
  Title: Senior Manager

Dates of Service: January 01, 2017 - Present
Responsibilities: Manage all tech and HR related aspects of the company, including IT systems, payroll processes and accounting systems. She manages a team of 100+ across Tech, Finance and Accounting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common shares purchased are restricted from transfer for a period of time under applicable federal securities laws and that the Act and the rules thereunder, provide in substance that you may dispose of the Securities only pursuant to an effective

registration statement under the Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. You also understand that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, you understand that you must bear the economic risks of the investment in the Securities for an indefinite period of time.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Staffing and Recruiting or in another industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stocks in the amount of up to $1.07M in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the President of the Company (the "President"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
SkillSoniq, Inc. was formed on 10/28/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SkillSoniq, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and very little revenue. If you are investing in this company, it’s because you think that SkillSoniq.com is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 1 trademark and has 1 utility patent pending. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the

value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day

operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the Department of Labor and other relevant government agencies, labor laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, tech APIs and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other stakeholders' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on SkillSoniq or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on SkillSoniq could harm our reputation and materially negatively impact our financial condition and business.

Industry Dynamics can become adverse
The freelance market tends to be inversely proportional to the job market. This means if unemployment rates decrease, freelancers tend to move towards "full-time" jobs. Though we have measures in place to mitigate this risk, we cannot guarantee that our business will not be negatively impacted by an uptick in the overall job market.

Labor Laws can change

There was recently a law signed in California (called "AB 5") to classify all Uber and Lyft drivers in the state as employees and not 1099 contractors. This bill may pose a risk to us since all our skilled freelancers work as 1099 independent contractors and NOT employees of SkillSoniq. While we strongly believe that our freelancers are truly "1099 independent contractors" and are working to provide affordable benefits to our freelancers, a ruling in other states, especially in New York, can pose a risk to our cost structure and business.

Existing Sales Channels

We have secured paid clients through strategic marketing events with co-working spaces like WeWork and targeted email marketing campaigns, and have recently started investing in SEO tools. We assume that investing in these 3 sales / marketing channels will help us grow quickly in the future, but this may not be the case, thereby making it difficult to achieve our growth plans for 2021 and beyond.

Small Management Team

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Abhinav Verma	12,000,000	Common Stock	96.0

The Company's Securities

The Company has authorized SAFE (Simple Agreement for Future Equity), Common Stock, and SAFE (Simple Agreement for Future Equity). As part of the Regulation Crowdfunding raise, the Company will be offering up to 652,439 of Common Stock.

SAFE (Simple Agreement for Future Equity)

The security will convert into Safe preferred stock and the terms of the SAFE (Simple Agreement for Future Equity) are outlined below:

Amount outstanding: $45,700.00
Interest Rate: 0.0%
Discount Rate: 100.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Financing through issuance of preferred stock at a set pre-money valuation

Material Rights

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

Otherwise, in a conversion triggered by equity financing, the SAFE notes will convert based on (1) the SAFE Price, or (2) the Discount Price, whichever calculation results in a great number of shares of SAFE Preferred Stock.

Safe Price means the price per share equal to the Valuation Cap divided by the Company Capitalization.

Discount Price means the price per share of the Standard Preferred Stock in the Equity Financing multiplied by the Discount Rate.

Common Stock

The amount of security authorized is 15,000,000 with a total of 12,500,000

outstanding.

Voting Rights

1 vote per share

Material Rights

The fully diluted shares outstanding (12,500,000) consists of 12,050,000 shares issued, 250,000 shares to be issued pursuant to outstanding stock options granted to early advisors, and 200,000 shares to be issued pursuant to stock options reserved for future issuance.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE (Simple Agreement for Future Equity)

The security will convert into Safe preferred stock and the terms of the SAFE (Simple Agreement for Future Equity) are outlined below:

Amount outstanding: $54,436.00
Interest Rate: 0.0%
Discount Rate: 100.0%
Valuation Cap: $5,500,000.00
Conversion Trigger: Equity Financing through issuance of preferred stock at a set pre-money valuation

Material Rights

If there is a Liquidity Event before the expiration or termination of this instrument,

the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

Otherwise, in a conversion triggered by equity financing, the SAFE notes will convert based on (1) the SAFE Price, or (2) the Discount Price, whichever calculation results in a great number of shares of SAfe Preferred Stock.

Safe Price means the price per share equal to the Valuation Cap divided by the Company Capitalization.

Discount Price means the price per share of the Standard Preferred Stock in the Equity Financing multiplied by the Discount Rate.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants or SAFE) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $100,136.00
  Use of proceeds: Money was used to invest in sales and product development
  Date: April 14, 2020
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Overview:

SkillSoniq is a recruiting app that connects companies with freelancers when and where they want, at highly affordable rates, with the option to convert freelancers to the payroll.

In 5 years, we hope that companies in the US and across major cities in the world will be able to hire freelance talent on SkillSoniq within seconds without even interviewing them, and be able to covert the best freelancers to their payroll very

easily. We hope that companies will be able to hire talent on SkillSoniq with the click of a button or through voice-enabled devices like Amazon Echo by simply saying "Alexa, get me a digital marketer", and being able to work with a digital marketer within seconds. We are already placing freelancers within 5 business days, our matching algo is getting better with time and we are on track to win in freelance heavy cities and countries across the world.

Milestones:

1. SkillSoniq Inc. was incorporated in the State of Delaware on 28th Oct, 2016.

2. Since then, we have:

a. Grossed over $350,000 in revenues in the first full year of launch, with no spend on Ads

b. Got 10,000+ Freelancers and 300+ Companies signed up on our app - No money spent on Google and Social Media Ads!

c. High Profile Board of Advisors: CXO of Billion Dollar Companies, MD of Techstars, Experienced Venture Capitalist, Successful Entrepreneurs

d. Total addressable market in the US is estimated $30B in net revenue a year, and growing at 20% a year. International growth rates are up to 50% a yr

e. Our clients obsess over our platform and use us repeatedly. Google Rating of 4.9/5.0 and TrustPilot rating of 4.6/5.0

f. Global workforce is rapidly shifting towards freelancing - 1 in 3 US workers currently freelances. Soon, we believe 1 in 2 US workers will freelance!

Historical Results of Operations:

Revenues. For the period ended December 31, 2019, the Company had gross revenues of $367,297.26 compared to the year ended December 31, 2018, when the Company had gross revenues of $5,882.26 (all of it in Q4 2018).

Cost of Sales. Our cost of sales in 2018 was $6,366, and our cost of sales in 2019 went up by $313,730.62 to $320,096.6. Our cost of sales increased in 2019 because we launched our services in the market in Q4 2018 and 2019 represented our first full year of operation. COst of sales consists of the payments made to freelancers, as well as sales commissions and background checks conducted for freelancers placed on the app.

Gross Margin. Our gross margin was roughly 13% in fiscal year 2019, compared to 0% in 2018. Our Gross Margin in 2018 was 0% because we paid more to freelancers than what we received in gross revenue from clients.

Expenses. The Company’s expenses consist of, among other things, Marketing expenses, Sales related expenses, Operational expense, tech-related expense and

financial expense. Expenses in 2019 increased $28,217 from 2018. Approximately $16,000 of this increase was due to a full year's worth of compensation paid to a full-stack developer, who started working with the company in mid-2018.

Assets. As of December 31, 2019, the Company had total assets of $18,743, including $18,250 in cash. As of December 31, 2018, the Company had $3,189 in total assets, including $1,769 in cash. Total Assets in 2019 increased by $15,554 from 2018 because we officially launched our services in the market towards the end of 2018, resulting in more clients, revenues and cash in 2019.

Net Loss. The Company has had net losses of $612.91 and net losses of $20,079.93 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively. Our Net Losses reduced drastically in 2019 because we officially launched our services towards the end of 2018/early 2019 and started earning revenues in 2019.

Current Liabilities. The Company's current liabilities totaled $6,228.40 for the fiscal year ended December 31, 2019 and $1,461.78 for the fiscal year ended December 31, 2018. Current Liabilities consists of short term credit card and payment due to be made to freelancers. Current liabilities increased by 326% mainly because of higher marketing and operational expense that was paid for with a credit card towards the end of 2019.

Long term Liabilities. The Company's long-term liabilities totaled $67,994 for the fiscal year ended December 31, 2019 and $56,594 for the fiscal year ended December 31, 2018. Long term Liabilities consists of a series of shareholder loans made by the founder, Abhinav Verma. It increased by $11,400 in 2019 because of a series of shareholder loans made by the founder, Abhinav Verma, to SkillSoniq for operational expenses from Jan 2019 till July 2019, totaling $11,400.

2019 was the first full year of the official launch for SkillSoniq and we are extremely proud of the revenues we were able to generate this year. Paid Clients signed up and Revenues earned in 2019 are a testament to the quality of our product, service, and just how much customers are loving using the SkillSoniq recruiting app.

Historical results and cash flows:

SkillSoniq Inc. cash in hand is $18,250, as of December 31, 2019 (vs. $1,770 in 2018). Over the last three months of 2019, Gross Revenues have averaged $42,874/month, Net Revenues have averaged $4,287/month and cost of goods sold has averaged $40,714/month. Our Gross Margins (Gross Profit / Gross Revenue) have been roughly 14% in 2019 (vs 0% in 2018) and in 2019, we had a Net Loss of $613 (vs. Net Loss of $20,080 in 2018). Our intent is to invest heavily in our growth in 2020 and beyond. This may come at the cost of being less profitable initially.

We plan to continue growing our Gross Revenues in 2021 and beyond, and anticipate our gross margins to be similar to 14%. In the next few years, our tech and R&D expense may increase as we plan to invest heavily in protecting our IP and investing more in making our tech marketplace more robust.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

SkillSoniq Inc. cash in hand is $18,250, as of December 31, 2019 (vs. $1,770 in 2018). As of December 31, 2019, the company had outstanding long-term debt of $67,994 (vs. Outstanding Long Term Debt of $56,594 in 2018). The company has a revolving line of unsecured credit from Capital One Bank for roughly $16,000, out of which $3,388 was outstanding as of December 31, 2019.

We launched a Crowd-Funding Seed Round on Wefunder in 2019 to raise roughly $100,000 to invest in growing our Sales and building more features on our Product. The funding round gave us less than 12 months runway and we are now raising a second Crowd-funding round to further invest in Sales, Marketing, Tech, Data Science, Infrastructure, IP, Customer Service, and Operations.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Funds that will be raised in the second CrowdFunding round on StartEngine will be critical to grow the company's sales, building a more robust product, launch online marketing activities and begin to form a world-class company. In that sense, funds raised in the next crowdfunding round will be critical to the growth of the company.

The company's financial resources, other than funds anticipated to be raised in the next crowd-funding round, will constitute cash generated from operations of the business, an unsecured line of credit from financial institutions, as well as funds saved from the first crowd-funding round.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds raised from this round will be critical to the growth of the company and will constitute a large percentage (90%+) of the total funds available in the company, assuming we meet our maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum funds, we will be able to operate the company for 4 more months after closing this fundraise. This is based on a projected cash burn rate of $8,000 a month and existing cash available in the bank. The cash burn figure mainly

constitutes payment for 2 engineers, digital marketer and third party tools used for marketing and tech.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funds, we will be able to operate the company for 2 years after closing this fundraise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We plan to raise future rounds of funding in 2022 / 2023 through additional funding rounds, private individual and institutional investors, and/or additional lines of revolving credit from banks.

Indebtedness

- **Creditor:** Abhinav Verma (Founder)
  Amount Owed: $67,994.00
  Interest Rate: 0.0%
  Maturity Date: July 01, 2029

- **Creditor:** Capital One Bank
  Amount Owed: $3,387.50
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Abhinav Verma
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $19,900 and $11,400 has been loaned to SkillSoniq, Inc., in 2018 and 2019 respectively, by the founder, Abhinav Verma, for operational expenses. Prior to 2018, Abhinav had loaned $36,694 to the company. Shareholders' loans are multiple advances made by the founder-shareholder, Abhinav Verma, to provide the business with working capital. The Related Party Notes are non-interest bearing, and payable by the Company ten years from the date of origination.
  Material Terms: The Related Party Notes are non-interest bearing, and payable by the Company ten years from the date of origination.

Valuation

Pre-Money Valuation: $10,250,000.00

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $100,136 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Valuation Basis

The Pre-money valuation is a result of a comparable valuation multiple of the average Annual Net Revenues in 2019 - 2023. In order to calculate the comparable valuation multiple, we took into account our closest publicly traded competitors in the freelance space, such as Upwork and Fiverr. We used a Net Revenue Multiple of 18.1x for Upwork and 6.4x for Fiverr to get an average Net Revenue multiple of 12.2x, calculated using public data such as 2020 Q3 earnings and 2019 annual report. We also applied a conservative 40% startup discount to the pre-money valuation.

We then took the average of the pre-money valuation calculated for SkillSoniq in a base case scenario and downside case scenario, to get to a pre-money valuation of $10.25M. The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.90 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  96.5%

We will use the proceeds to continue to employ our full-stack developer to help us ship out more product features. We will also hire 1 new sales lead researcher to get us more qualified leads every month.

If we raise the over allotment amount of $534,999.98, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  83.0%
  We will use these funds to continue to employ our full-stack developer who will help in shipping out more product features. We will hire a full-time data scientist to help us improve our AI based algorithms on the app, we will hire 2 full-time recruiters to engage in active and passive sourcing of job-seekers, we will hire a full-time digital marketer to help us with SEO and SEM activities, we will hire 2 new lead researchers to help us generate more qualified leads every month, and we will hire a junior front-end designer and developer to help us enhance the look and feel of our web app. We will also use a part of these funds to pay the founder a minimum salary of $45,000 a year.

- *Marketing*
  10.0%
  We will invest in Google Search Ads, Google Display Ads, Re-targeting ads, Facebook and LinkedIn Ads, with a goal of spending $1,500 - $2,000 / month on such ads to begin with. This will help us acquire customers through additional channels.

- *Working Capital*
  3.5%
  We will keep some capital as buffer to offer attractive payment terms to large clients.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://skillsoniq.com/ (www.skillsoniq.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/skillsoniq

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SkillSoniq, Inc.

[See attached]

SKILLSONIQ, INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018

(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
SkillSoniq, Inc.
Lewes, Delaware

We have reviewed the accompanying financial statements of SkillSoniq, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

December 29, 2020
Los Angeles, California

SKILLSONIQ, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2019**		**2018**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	18,250	$	1,770
Accounts receivable		494		1,420
Prepaids and other current assets		-		-
Total current assets		**18,743**		**3,190**
Property and equipment, net		-		-
Total assets	**$**	**18,743**	**$**	**3,190**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	6,228	$	1,462
Total current liabilities		**6,228**		**1,462**
Shareholder loan		**67,994**		**56,594**
Total liabilities		**74,222**		**58,056**
STOCKHOLDERS' EQUITY				
Common Stock		205		205
Retained earnings/(Accumulated Deficit)		(55,684)		(55,071)
Stockholders' equity		**(55,479)**		**(54,866)**
Total liabilities and stockholders' equity	**$**	**18,743**	**$**	**3,190**

See accompanying notes to financial statements.

SKILLSONIQ, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Gross Revenue	$ 367,297	$ 5,882
Freelancer payments	(319,622)	(6,356)
Net Revenue	47,676	(474)
Cost of revenue	475	10
Gross profit	47,201	(484)
Operating expenses		
General and administrative	35,143	17,744
Sales and marketing	12,671	1,852
Total operating expenses	47,814	19,596
Operating income/(loss)	(613)	(20,080)
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(613)	(20,080)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (613)**	**$ (20,080)**

SKILLSONIQ, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and 2018

(in thousands, $US)	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2017	**2,050,000**	**$ 205**	**$ -**	**$ (34,991)**	**$ (34,786)**
Net income/(loss)	-	-	-	(20,080)	(20,080)
Balance—December 31, 2018	**2,050,000**	**$ 205**	**$ -**	**$ (55,071)**	**$ (54,866)**
Issuance of shares	-	-	-	-	-
Net income/(loss)	-	-	-	(613)	(613)
Balance—December 31, 2019	**2,050,000**	**$ 205**	**$ -**	**$ (55,684)**	**$ (55,479)**

See accompanying notes to financial statements.

SKILLSONIQ, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(613)	$	(20,080)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		-		-
Changes in operating assets and liabilities:				
Accounts receivable		927		(1,420)
Accounts payable		4,767		1,462
Net cash provided/(used) by operating activities		**5,080**		**(20,038)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		-		-
Shareholder loan		11,400		19,900
Net cash provided/(used) by financing activities		**11,400**		**19,900**
Change in cash		16,480		(138)
Cash—beginning of year		1,770		1,908
Cash—end of year	**$**	**18,250**	**$**	**1,770**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. NATURE OF OPERATIONS

SkillSoniq, Inc. was formed on October 28th, 2016 in the state of Delaware. The financial statements of SkillSoniq, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in the Jersey City, New Jersey.

Companies who use SkillSoniq pay SkillSoniq for services rendered and project hours submitted by freelancers on the SkillSoniq platform, as well as a "Buyout fee" for converting select freelancers from SkillSoniq to their payroll.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31, 2018, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset

may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. The company does not currently carry any property and equipment nor intangible assets.

Income Taxes

SkillSoniq, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company will recognize revenues primarily from the sale of its services to its customer base when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company's "Gross Revenue" represents all invoices relating to hours worked by freelancers and buyout fees to be paid by Clients to the Company. "Net Revenue" represents Gross Revenue adjusted for payments made to freelancers who worked for clients of SkillSoniq.

Cost of revenue

Cost of revenue consists of fees for candidate background checks and any other direct costs.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 29, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies

to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DEBT

From time to time since inception, the company receives advances/loans from its founder, Abhinav Verma, to cover operational expenses. These loans are non-interest bearing, and are payable by the Company ten years from the date of origination. A s of December 31, 2019 and December 31, 2018, the outstanding balance of these loans is in the amount of $67,994 and $56,594 respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 common shares at $0.0001 par value. As of December 31, 2019, and December 31, 2018, 2,050,000 and 2,050,000 shares of common stocks have been issued and outstanding.

5. SHAREBASED COMPENSATION

In 2016, the Company adopted an equity compensation plan for the purpose of attracting and retaining qualified personnel. Options issued under the plan grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue. As of December 31, 2019, options issued, available, and exercised were as follows:

Options Authorized	500,000
Options Issued	200,000 (190,972 options have been vested as of 12/31/19)
Options Available	300,000

The exercise price on all options is $0.0001. All options expire during 2027. In 2018 and 2019, none of the options were exercised. The share-based compensation expense was deemed immaterial.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (175)	$ (5,723)
Valuation Allowance	175	5,723
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (15,870)	$ (15,695)
Valuation Allowance	15,870	15,695
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $55,684. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

From time to time since inception, the company receives advances/loans from its founder, Abhinav Verma, to cover operational expenses. These loans are non-interest bearing, and are payable by the Company ten years from the date of origination. As of December 31, 2019 and December 31, 2018, the outstanding balance of these loans is in the amount of $67,994 and $56,594 respectively.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 29, 2020, the date the financial statements were available to be issued.

During 2020, the company completed a Seed Round 1 campaign with Wefunder and issued SAFEs to investors for an aggregate amount of $100,136. SAFEs worth an aggregate amount of $45,700 have a Valuation Cap of $5,000,000 and SAFEs worth an aggregate amount of $54,436 have a Valuation Cap of $5,500,000. All SAFEs have a discount rate of 100%.

On July 2, 2020, the company issued an additional 10,000,000 shares of common stock to its founder, Abhinav Verma.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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SkillSoniq is pending **StartEngine Approval.**

SkillSoniq

AI-Powered Recruiting App



SkillSoniq
01
Post Project
02
Try out Freelancers

$0.00 raised

$100,136 previously crowdfunded

0 Investors	**$10.3M** Valuation
$0.82 Price per Share	**$149.24** Min. Investment
Common Shares Offered	**Equity** Offering Type
$535K Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Website | Jersey City, NJ | TECHNOLOGY | PROFESSIONAL SERVICES

SkillSoniq is an AI-Powered recruiting app that connects companies with skilled, local "contract to hire" freelancers. Companies try out freelancers and easily convert the best ones to their payroll, taking the guesswork out of recruiting and saving 60%+ in recruiting costs.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- In Q2 of 2020, SkillSoniq closed its first round of seed funding from 240+ investors.
- SkillSoniq generated $350k in gross revenue in New York alone during its first year (2019), and has since launched in four additional cities
- The majority of hiring managers (72%) in the U.S. are continuing or increasing their use of freelancers, especially as a result of the pandemic

Rise above the ruckus of traditional job search and hiring methods

Rather than going through the long and expensive traditional recruitment process to determine whether a candidate can actually do the job they were hired for, companies using SkillSoniq are able to quickly assess candidates on a trial basis before deciding to hire them as a full-time employee on the payroll.


AI-Powered
Recruiting
App
Hire Skilled Talent
Within Seconds

.

Launched in 2019 in New York, SkillSoniq made $350k in gross revenue and onboarded 6,000+ freelancers in our first year. **In a world where one-third of U.S. employees have done freelance work in the past year** and 72% of hiring managers are continuing or increasing their use of freelancers, we believe SkillSoniq is already making a splash.


SkillSoniq
Year 1
Market Shift
33%
made $350K in
gross revenue
U.S. employees
have freelanced
launched
circa. 2019
72%

in New York

6,000+ freelancers

hiring managers use freelancers

Source

THE PROBLEM

Hiring new talent is hit or miss, with a lot more misses than many companies can afford

Hiring the right candidate for a job can be time-consuming and expensive. To make matters worse, even after spending considerable time and money to select the right person for the job, companies may soon find out that the person they hired isn't as qualified or hardworking as they seemed to be during the interview process.

Traditional Cost To Hire On Payroll

$7,645

+

52 Days

Yet There Are...

74%*

Bad Hires On Payroll Through Current

Through Current Recruiting Options:

Job Portals

- ZipRecruiter
- LinkedIn
- indeed
- MONSTER
- Dice

Staffing Agencies

- Robert Half
- Aerotek
- randstad
- Adecco
- KELLY SERVICES

The Recruiting Space Is *Broken*

Job Portals
takes up to 52 days. High turnover

Staffing Agencies
are too expensive

Existing Freelance Sites


outsourced low quality freelancers

THE SOLUTION

A way to definitively determine if a potential hire has what it takes to do the job

We believe that interviews are not the best use of time for companies and job-seekers, so we are replacing time spent on interviews with time spent actually working with a potential hire. SkillSoniq lets companies take new employees for a test drive on a freelance basis, without all the hoops of hiring expensive recruiting agencies, sifting through resumes on a job portal, or taking a gamble on unvetted and potentially unskilled talent on freelance websites.


Hire Quickly
Affordable
Move to Payroll
SkillSoniq is the world's first AI-Powered Recruiting App that connects companies with Skilled Freelancers.
Pre-Screened Freelancers
Hire Locally

Once a company is satisfied that their freelancer has demonstrated they're a match for the position, our web app allows them to easily convert the freelancer to a full-time employee on their payroll, at a nominal fee.





How We Work

01 — Post a job

Receive 50 best matches

02 — Try workers

Easily manage talent

03 — Hire Permanent

Or extend trial

THE MARKET

The U.S. workforce is shifting more and more toward freelancing—especially in the wake of the pandemic

In 2018, there were roughly 5.6 million "skilled" freelancers across tech, creative, and professional job types. Collectively, these workers generated an estimated $135 billion within the freelance industry.

U.S. Workforce Is Moving Rapidly Towards Freelancing

2027 Freelancers will surpass traditional workers

Projected Future Size of Freelancers U.S. (Millions)



99.7
90.4
86.5
83.4
76.4
57.0
Local Freelancers
Traditional Workers

Source, Source



U.S. Freelance Work Market
$500 Billion
Addressable Market: Skilled Freelancing
Recent Growth In Addressable Market
$30 Billion
20% (U.S)
50% (Brazil, Pakistan, UK)
Average

Source 1, Source 2

According to this report, we averaged the growth rate of the fastest-growing countries in South America (Brazil), Asia (Pakistan), and Europe (UK) to estimate 50% growth. (Source 1, Source 2)

Now, during the COVID-19 pandemic, more than one-third of U.S. workers

freelance, and 58% of non-freelancers who are new to remote work due to the pandemic are considering freelancing in the future. At the same time, 72% of hiring managers are continuing or increasing their use of independent professionals.


Freelance Industry Is Booming Globally
40 million
U.S. workers that are unemployed
40% Growth
largest freelance platforms in Q2 2020
80% firms
use fulltime + freelance workers
COVID-19 impact
accelerated shift to freelance
42% workers
worked from home in 2020

Sources: 1, 2, 3, 4, 5

OUR TRACTION

Generating revenue and increasing investments as our platform continues to expand

SkillSoniq launched in New York in 2019, a year in which we generated more than $350k in gross revenue and onboarded 6,000+ freelancers to our platform. In Q1 2020, we had gross revenue of just over $117K.

Financials Since Launch


Gross Revenue
$350,000
(Actual)
$300,000
(Actual)


2019
2020

COGS

2019: $320,097 | **2020:** $263,653

TOTAL EXPENSES

2019: $370,991 | **2020:** $367,910

We cater to small businesses, many of whom went on a hiring freeze due to COVID. We expect demand to pick up in 2021.

In Q2 of 2020, we closed our first round of seed funding (100% over-subscribed) from 240+ investors.

Stragetic Collaborations

trupo wework THE YARD SPACE TO WORK

Code Academy Collaborations

ACTUALIZE

App Academy

University Collaborations

TUCK

ISB

Since New York, we have launched in four more cities across the U.S. and Canada, and we currently have 12,000+ freelancers and 300+ companies on our platform.

We Are Beginning To Scale Using Effective Sales Channels



300+ Clients
(Repeat Clients)
12,000+
Freelancers
Zero
Marketing
Spend

WHAT WE DO

Patent-pending, AI-powered technology that takes recruiting guesswork out of the picture

A company posts its open position on our app. Our patent-pending AI-powered matching technology does the work of finding an optimal candidate among our vetted network of freelancers. In as little as a couple of days after the original post, the candidate starts work on a trial basis.

If it's a great fit, the company has the option to extend the trial or "buy out" the freelancer, making them a full-time employee on the payroll. If it's a flop, the company, and the freelancer part ways, and the company hasn't spent a cent on what would have been a failed hire on the payroll through traditional recruiting channels.

Throughout this cycle, our AI collects data to further hone its candidate curating power.


Hire Employees Or Convert Freelance Contractors To Employees

.

Types Of Freelancers Available On The App







Technology

Project/Program Managers, Coders, QA



Sales

Inside Sales, Outside Sales, Customer Reps



Creatives

Photographers, Videographers, Designers, Editors



Data Geeks

Excel Experts, ML, AI, Big Data



Marketing

SEO, SEM, Paid Search, Email, PR, Content Writers



Admin

Customer Support, Exec Assistants, Data Entry

Smart Hiring, Skilled Talent



AI Tech. Gets You Curated Matches



Minimize Risk, Maximize Affordability



No Cost To Use Our Recruiting App



Easily Hire Freelancers & Employees

THE BUSINESS MODEL

SkillSoniq makes money from both the freelancer and the company doing the hiring

"Take Rate": Freelancers pay a 10% commission on every dollar paid by the company to the freelancer.

"Buyout Fee": Companies pay a nominal fee when they decide to convert a freelancer to their payroll — Longer a company has worked with a freelancer on trial, the smaller this fee gets.

Revenue Streams



Freelancers
10% commission
Companies
Nominal buyout fee
Possible Future Revenues
Higher commissions + subscriptions

HOW WE ARE DIFFERENT

Working to bypass the issues presented by traditional recruitment channels

Job portals create a hiring process that can take months as managers sift through hundreds of resumes and applicants apply to dozens of jobs without ever hearing back.

Staffing agencies charge a premium for their manual, human-driven services.

Freelance websites often provide low-quality employees that would never make the cut for a full-time hire.

SkillSoniq is powered by an AI system that continually collects data and allows us to efficiently connect the right candidate to the right job—meaning a lower cost and less time spent.

	freelancer fiverr. Upwork	indeed LinkedIn ZipRecruiter	Aerotek Adecco randstad	SkillSoniq
Pre-Screened Talent	✗	✗	✗	✓
Quick Hiring	✓	✗	✗	✓
Local + Remote Talent	✗	✓	✓	✓
Temp To Perm Model	✗	✗	✗	✓
AI Powered	✗	✗	✗	✓

*The above information is based on internal research and management's experience

THE VISION

SkillSoniq aims to eliminate the interview

We hope to disrupt the traditional recruiting process for good. Our ultimate vision

We hope to disrupt the traditional recruiting process for good. Our ultimate vision is to make hiring as simple as speaking into Voice-Enabled Devices like Amazon Echo or an Apple Watch, where you would be able to start working with potential employees within seconds, without conducting any interviews.

In the SkillSoniq World, companies will automatically be assigned the best workers for the job through our app, and be given personalized recommendations on their next "individual or team" hire making it very easy for companies to scale teams.


Product Vision
Make hiring as simple as saying "Alexa, get me a ______"
Step 1
Hey Siri, get me a digital marketer
Step 2
Hire freelancers within seconds
Step 3
"Buyout" freelancers you love
Sales & Marketing
Step 4
Get recommendations on your next hire!

*The information is for illustration purposes only, actual technology has not been developed

In the next five years, we want to be present in every major freelance-heavy city and country across the world, aiming to become a leader in the category.

OUR LEADERSHIP

A team determined to find a solution for hiring woes

Our founder, Abby (Abhinav Verma), has spearheaded two successful entrepreneurial ventures in the past, and our Board of Advisors consists of high profile entrepreneurs, tech executives, venture capitalists, and an author of best-selling business books.

Collectively, our team has 40+ years of experience in sales, marketing, finance, and tech and is true problem solvers. We are driven to succeed because we have all felt the pain of hiring via traditional recruiting methods or the pain of finding a job.



Abby

Founder



Brian

Tech



Bogdan

Marketing



Justin

Sales

WHY INVEST

Ever wondered if there's a way out of traditional recruitment channels to do your hiring?

If so, it's time to invest in a recruiting app which has taken the age old concept of

"Temp to Perm" and added multiple layers of technology to it to transform the way companies hire talent. We believe this is needed now, more than ever, as companies invest in growth while staying lean, especially as they recover from the wake of the pandemic. We have already begun to see favorable metrics on our platform as companies see the value of hiring on SkillSoniq:



Key Metrics
10,000+
freelancers signed in 2 years
300+ Companies
signed in 2 years
$35,000
avg. monthly in app payments
Demos doubled
in the last 6 months
60% Clients
are repeat clients

In 2021, we believe many companies will begin to scale up their hiring processes, which could provide huge tailwinds to our business. Internally within SkillSoniq, we are at an inflection point with proven sales channels, attractive unit economics, happy customers, rapid release of new product features, and a great deal of learning. With momentum building around freelancing and remote work, we believe that funds raised in this round will help us further capitalize on extremely favorable market trends we've seen.

Thanks for reading our story! We hope that you will invest in us to help us change recruiting for good and become a leading talent marketplace globally.



Launch of App for freelancers



wework

Collaboration with Major Co-Working Spaces



$350,000+ in revenues in the 1st yr!



SkillSoniq launches in Boston, SF and



SkillSoniq launches in Canada!

research, customer discovery sessions & several product iterations, we launched a basic app to onboard freelancers in New York.

Jan 2018

We collaborated with 60+ co-working locations (WeWork, The Yard etc.) to sell our services to their startup communities.

Jan 2019

We grossed $350,000+ in Revenues in our first full year since launching our app for companies, without spending a single penny on Ads

Dec 2019

LA!

SkillSoniq launched its operations for companies in Boston, San Francisco and Los Angeles

Aug 2020

In line with our strategy to expand in North America, we launched our services for companies and job-seekers in Canada!

Dec 2020

Oct 2018



Launch of app for companies

After onboarding a critical mass of freelancers, we launched our app for small companies in New York for the first time.

June 2019



Rollout of Employer Dashboard

We rolled out a series of important employer dashboard features to help clients hire and manage freelancers easily

Apr 2020

First Seed Round - 240 Investors

We closed our first seed round on Wefunder with 240 investors and 100% over-subscribed!

Oct 2020

We file Utility Patent for Matching Algorithm

Our founder files a utility patent (patent pending) to protect SkillSoniq's proprietary matching algorithm for companies and freelancers.

Jan 2021

Launched 2nd Seed Round on StartEngine

Now YOU can own a part of our company, and help us become a leading freelance marketplace in North America and the world, by participating in our 2nd seed round!

In the Press

startup.info | Daily Press | FOUNDERS LIVE | FINANCIAL EXPRESS | BIZZ BUZZ

SHOW MORE

Meet Our Team





Abby Verma

Partnerships Lead

Abby leads from the front, is an eternal optimist and a born entrepreneur. SkillSoniq is his third company - His first being a painting business when he was just 19. As a 19yr old immigrant in the US, Abby discovered his true love for hustle and entrepreneurship while managing a painting business in Detroit and studying full-time at the University of Michigan. Abby brings to the team a well-rounded professional experience as a 3x entrepreneur, Investment Banker and Tech Consultant. He loves a good fight, and never gives up. He believes that the traditional recruitment space is ripe for disruption and is all in. He currently helps develop partnerships @ SkillSoniq.



Bogdan Zadorozhny

Senior Sales Marketing Executive (Contractor)

Bogdan was hired on SkillSoniq within 2 days! He joined SkillSoniq as a Sales and Digital Marketing Expert. Has helped several companies get to the first page on Google for relevant keywords and has 8+ years of experience doing just that! Bogdan is obsessed with how Google Search results work, with content writing, and with figuring out effective PPC Campaigns. Bogdan works up to 10 hours a week as a contractor with SkillSoniq



Rob Romano

Full Stack Developer and Data Scientist (Contractor)

Rob pivoted into the world of tech a few years ago when he graduated from one of the top coding bootcamps in the world. He works with SkillSoniq as a Developer and Data Scientist, shipping product features quickly, setting up data pipelines and putting tech and data science processes in place to help scale our product. Rob has been an extremely quick learner from his "boot camp" days and this trait makes him a big asset for SkillSoniq. Rob works as a full-time contractor with SkillSoniq working 40 hours a week.



Brian Duggan

Full Stack Developer (Contractor)

Brian joined SkillSoniq early on as a Senior full stack developer and has been instrumental in creating all things tech at the company. Brian graduated from well known tech boot camps like General Assembly and Flatiron School and is an absolute genius when it comes to understanding user requirements and translating them into product features. Brian works as a part-time contractor with SkillSoniq working 10 hours a week



Justin Hauge

Sales Director (Contractor)

Justin was the 13th employee at Airbnb and now heads Sales for SkillSoniq. He knows everything about scaling up marketplaces, as he did just that in the last decade for Airbnb – leading marketplace for travelers and hosts. Justin comes with a wealth of experience in launching marketplaces in new cities, building sales organizations, and world-class customer services operations. We are extremely fortunate to have Justin as a part of the SkillSoniq team! Justin works as a part-time contractor with SkillSoniq working up to 40 hours a week.



Chaitanya Agrawal

Independent Director

Experienced Civil and Tech Engineer skilled in executing multi-million dollar client projects. Independent director on the Board of SkillSoniq and an avid angel investor.



Parul Chaudhary

Independent Director

Parul comes with several years of experience across Tech, Finance and Accounting. She is an angel investor and an independent director on the board of SkillSoniq.



Rishi Kapal

Advisor

Rishi is a seasoned tech executive, Startup mentor, global growth strategist and ex-CEO of a leading Startup Accelerator. He is a Stanford Alum, Author of several best selling books and has extensive experience in scaling early revenue companies in global markets.



Don Burton

Advisor

Don is a venture capitalist and entrepreneur at the cutting edge of innovation and technology. He is experienced at scaling and exiting companies. Don previously worked with Goldman Sachs and McKinsey, and is a Harvard Business School graduate.



Curt Olson

Advisor

Curt is a forward-thinking, innovative, results-driven senior tech executive, who is currently the president of Decisely (tech firm). Curt has been the CEO of Multi-Billion Dollar Companies, such as AIG Benefit Solutions and ING.

Offering Summary

Company :	SkillSoniq, Inc.
Corporate Address :	20 River Court, Suite 2004, Jersey City, NJ 07310
Offering Minimum :	$9,999.90
Offering Maximum :	$534,999.98
Minimum Investment Amount (per investor) :	$149.24

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	12,195
Maximum Number of Shares Offered	652,439
Price per Share	$0.82
Pre-Money Valuation	$10,250,000.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based

Friends and Family Early Birds

Invest within the first two weeks and receive additional 30% bonus shares.

Super Early Bird Bonus

Invest within the first four weeks and receive additional 25% bonus shares.

Early Bird Bonus

Invest within the first six weeks and receive an additional 15% bonus shares.

Amount-Based

$500 | 1st Tier

5% Bonus Shares + $50 invoice credit if you sign up as a corporate customer of SkillSoniq.

$1,000 | 2nd Tier

10% Bonus Shares + $100 invoice credit if you sign up as a corporate customer of SkillSoniq + "SkillSoniq Investor" Hat.

$2,500 | 3rd Tier

15% Bonus Shares + $200 invoice credit if you sign up as a corporate customer of SkillSoniq + "SkillSoniq Investor" Hat.

$5,000 | 4th Tier

20% Bonus Shares + $300 invoice credit if you sign up as a corporate customer of SkillSoniq + "SkillSoniq Investor" Hat + "SkillSoniq Investor" Hoodie.

$10,000 | 5th Tier

25% Bonus Shares + $400 invoice credit if you sign up as a corporate customer of SkillSoniq + "SkillSoniq Investor" Hat + "SkillSoniq Investor" Hoodie + Exclusive 30 min Zoom call with Founder.

$20,000 | 6th Tier

30% Bonus Shares + $500 invoice credit if you sign up as a corporate customer of SkillSoniq + "SkillSoniq Investor" Hat + "SkillSoniq Investor" Hoodie + Exclusive 30 min Zoom call with Founder + Early Access to Key Product Features.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

SkillSoniq, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.82 / share, you will receive and own 110 shares for $82. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you

can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Imagine going through the process of finding a person to hire, signing them on, training them, putting in time and money, only to find out they were the wrong fit. Well that is exactly how we often see the recruiting process go.

I believe the recruiting space is broken - I mean really, don't you think there must be a better way?

That's why I started SkillSoniq, an AI-Powered recruiting app where companies connect with local talent within seconds, try them out on a freelance basis and convert the best ones to the payroll. This takes the guesswork out of recruiting and for the ones that do not work out, companies do not have to pay a single dime on training, onboarding and benefits. SkillSoniq is quick, convenient and affordable, something that traditional recruiting companies are not.

Since launch in 2019, we have grossed more than half a million dollars in revenue, onboarded more than 12,000 freelancers, filed a utility patent for our matching algorithms, and have a ton of happy customers. All this without spending a single dollar on advertising!

Our addressable market is pegged at $30B (Source: https://www.fiverr.com/news/freelance-impact-report-2020 - $30B = 6M Skilled Freelancers x $5,000 in Net Revenue earned by SkillSoniq from one freelancer placement) and growing rapidly (https://news.harvard.edu/gazette/story/2020/11/during-covid-19-remote-freelance-work-is-on-the-rise/).

We believe that the freelance space is booming right now due to COVID (Source: https://www.forbes.com/sites/jonyounger/2020/09/01/a-new-payoneer-report-shows-covid-19-is-accelerating-freelance-growth/?sh=64edffd85c02; https://news.harvard.edu/gazette/story/2020/11/during-covid-19-remote-freelance-work-is-on-the-rise/), as companies realize the importance of staying nimble.

Our ultimate vision is to make hiring as simple as saying "Alexa get me someone," and be able to try that person within seconds. We want to replace the time spent on interviews with time spent trying out with potential employees.

After a successful fundraise last year, we are looking to use funds from this raise to invest in tech, sales and marketing. The traditional recruiting space is ripe for disruption and we believe the time is right to double down on our early growth trends and begin to form a world class company. Help us optimize the hiring industry and become a leading freelance marketplace globally - invest in us today!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.